As filed with the Securities and Exchange Commission on February 3, 2004


                                                            FILE NO. 70-10100


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 15
                            (Thirteenth-Post Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ______________________________


                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     ______________________________________


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:

         David B. Hertzog                        Clifford M. Naeve
         General Counsel                         William C. Weeden
         Allegheny Energy, Inc.                  Paul Silverman
         10435 Downsville Pike                   Skadden, Arps, Slate, Meagher
         Hagerstown, MD 21740                      & Flom LLP
                                                 1440 New York Avenue, NW
                                                 Washington, D.C. 20005

Applicants hereby amend and restate in its entirety their Amendment No. 13 (Eleventh Post-Effective) filed with the Commission on January 27, 2004.

ITEM 1.  Description of Proposed Transaction.

A.   Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"),1 a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this Amendment pursuant to sections 6(a), 7, and 12(c) of the Act, and Rules 45, 46, and 54 under the Act, requesting that the Commission release, to the extent described below, jurisdiction it reserved on February 21, 2003 in Holding Co. Act Release No. 27652 (the "Capitalization Order") over the authority of AE Supply to issue guarantees. In addition, Applicants request authority for AE Supply's non-utility subsidiaries, Allegheny Trading Finance Company ("ATF") and Allegheny Energy Supply Development Services, LLC ("AESDS") to dividend to AE Supply out of capital up to the full amount of the proceeds of certain asset sales. All of the authority requested in this Amendment is necessary to implement elements of Applicants' plan for returning to financial health and compliance with Commission standards for registered holding company capital structures.

         The Capitalization Order granted, through December 31, 2003 (the "Modified Authorization Period"), modifications to certain authorizations the Commission granted to the Applicants on December 31, 2001 in Holding Co. Act Release No. 27486 (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order") and Holding Co. Act Release No. 27579 (October 17, 2002) (the "Supplemental Order", and together with the Original Financing Order and the April Order, the "Financing Order").

         In the Original Financing Order, the Commission authorized, among other things:

         (i) Allegheny and/or its subsidiaries, including AE Supply, to enter into guarantees ("Allegheny Guarantees") with respect to the obligations of its subsidiaries in an aggregate principle amount not to exceed $3 billion ("Aggregate Guarantee Limitation"), based on the amount at risk, outstanding at any one time, exclusive of (a) any guarantees or credit support arrangements authorized by the Commission in separate proceedings and (b) any guarantees exempt under Rule 45(b); and

         (ii) Applicants' subsidiaries, other than the Operating Companies, as defined below, ("Other Subsidiaries") to enter into guarantees from time to time, with respect to the obligations of any of the Other Subsidiaries, as may be appropriate, to enable AE Supply and/or the Other Subsidiaries to carry on their respective businesses in an aggregate principal amount, together with the Allegheny Guarantees, not to exceed the Aggregate Guarantee Limitation, based on the amount at risk, outstanding at any one time.

_____________

1 In Holding Co. Act Release No. 27101 (Nov. 12, 1999) the Commission authorized the formation of AE Supply. AE Supply filed a notification of registration with the Commission on Form U5A on October 9, 2002. AE Supply is a public utility company within the meaning of the Act, but is not subject to state regulation.


         In the Capitalization Order, the Commission modified the financing parameters that are conditions to the financing transactions authorized in the Financing Order, as follows (the "Revised Financing Conditions"):

         (i) the common equity of Allegheny, on a consolidated basis, will not fall below 28 percent of its total capitalization; and the common equity of AE Supply, on a consolidated basis, will not fall below 20 percent of its total capitalization (the "Common Equity Conditions");

         (ii) the effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (a) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate2 or (ii) the sum of 9 percent plus the prime rate as announced by a nationally recognized money center bank and (b) the interest rate on any debt securities issued to any other financial investor exceed the sum of 12 percent plus the prime rate as announced by a nationally recognized money center bank; and

         (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Allegheny or AE Supply will not exceed the greater of (a) 5 percent of the principal or total amount of the securities being issued or
                  (b) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

         (iv) the respective financing transactions will not be subject to the requirement to maintain either unsecured long-term debt or any commercial paper that may be issued at investment grade level; and

         (v) the Applicants may issue short-term and/or long-term debt under circumstances when the debt, upon issuance, is either unrated or is rated below investment grade.

____________

2 It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.


         Furthermore, the Capitalization Order reserved jurisdiction over (a) the financing authorizations at a time that the common equity ratio levels of Allegheny and AE Supply were below 28 percent and 20 percent, respectively, and (b) the issuance of debt securities at an interest rate in excess of the modified interest rates. On July 23, 2003, the Commission issued an order releasing jurisdiction over the issuance by Allegheny of up to $325 million of convertible trust preferred securities through a newly organized Capital Corp (as defined in the Original Financing Order), with the proceeds thereof provided to Allegheny in exchange for its subordinated debentures, with warrants (the "July 23 Order").

         As a result of Allegheny's comprehensive review of its financial statements, Allegheny learned, based upon audited financial information for the year ended December 31, 2002, that as of December 31, 2002, Allegheny's common equity, on a consolidated basis, was below the 28 percent common equity ratio required by the Capitalization Order. In addition, AE Supply's common equity ratio was also below 20 percent. Applicants therefore seek in this Amendment a release of jurisdiction over guarantee authority that AE Supply requires in order to complete specific transactions described below. Completion of these transactions constitutes a part of the plan developed by the Applicants for resolution of their current financial difficulties, as described in their application submitted to the Commission on July 17, 2003, as amended on July 23, 2003, seeking authorization to issue the securities in the July 23 Order (the "Trust Preferred Securities Application"). The dividend authority for ATF and AESDS requested in this Amendment also is necessary to implement this plan fully.

B.  Description of the Applicant

         AE Supply is the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia, and Pennsylvania, two of Allegheny's regulated electric public utility companies, West Penn Power Company ("West Penn"), and The Potomac Edison Company ("Potomac Edison") transferred generating assets which totaled approximately 6,600 MW to AE Supply. In 2001, Monongahela Power ("Monongahela Power," which also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) transferred generating assets, totaling 352 MW associated with its Ohio Customers, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

         Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. In addition to West Penn, Monongahela Power, and Potomac Edison, Allegheny owns a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to in this Amendment as the "Operating Companies").

         Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission (the Pennsylvania Commission); Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission (the "West Virginia Commission") and the Public Utilities Commission of Ohio (the "Ohio Commission"); Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Commission and the Virginia State Corporation Commission. Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. and AE Supply.

         Allegheny Ventures, Inc. ("Allegheny Ventures"), a non-utility subsidiary of Allegheny, invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

C.   Background Information

         In the Trust Preferred Securities Application, Applicants described in considerable detail the facts and circumstances surrounding the financial difficulties in which they currently find themselves. They propose not to repeat that background information in this Amendment and refer the Commission to that application for additional details. As described in this Amendment, they continue to make significant progress toward the resolution of their financial difficulties.

         On July 25, 2003, Allegheny completed its private placement of $300 million of convertible trust preferred securities, as authorized by the July 23 Order. On July 28, 2003, AE Supply announced that its subsidiary ATF had entered into an agreement to sell its energy supply contract with the California Department of Water Resources (the "CDWR Contract") and associated hedge transactions (collectively, the "West Book") to J. Aron & Company ("Aron"), a division of The Goldman Sachs Group, for $405 million, subject to adjustments for market price changes and hedge transactions not transferred.

         On September 15, 2003, AE Supply and ATF announced that they completed the sale of the West Book to Aron for $354 million. Much of the adjustment from the estimated sale price, previously announced on July 28, 2003, is attributable to contracts with one counterparty, valued at $38.6 million, which were removed from the sale by mutual agreement of the parties. Changes in the mark-to-market value of the remaining contracts at closing and reduction in the number of remaining trades assumed by Aron, account for the rest of the adjustment. The proceeds from the sale will be applied, in large part, to finance the termination of tolling agreements with Williams Companies, Inc. and Las Vegas Cogeneration II and certain related hedging arrangements. In addition, Allegheny will have deposited, after certain escrow funds are released and pursuant to an authorization by certain of its creditors, the remainder of the proceeds in a cash collateral account for the benefit of certain of its lenders.3 These funds will be used to reduce the amount of AE Energy Supply's debt that must be refinanced should Allegheny receive SEC authorization and then decide to refinance its bank borrowings.

______________

3 As a condition to closing, Aron escrowed $71 million of the proceeds pending an order from the Commission authorizing AE Supply to undertake the guarantees connected with the sale of the West Book.


         Sale of the West Book was described in the Trust Preferred Securities Application as, along with the sale of the securities authorized by the July
23 Order, one of the major components of Allegheny's plan to return to financial health. In addition, AE Supply and its subsidiaries Allegheny Energy Supply Conemaugh, LLC, Allegheny Energy Supply Hunlock Creek, LLC, Allegheny Trading Finance Company, and Allegheny Energy Supply Development Services, LLC have entered into asset sales agreements described below, which also are an important part of this plan. The authority Applicants seek in this Amendment is important in order to obtain full value from these transactions. The resulting proceeds will make available significant additional cash, which would be used to reduce debt and improve the common equity of the Applicants. In short, authority sought in this Amendment will assist directly in permitting the Applicants to achieve the capitalization standards required by the Commission.

D.    Summary of Financing Request

         Applicants are seeking in this Amendment a release of jurisdiction by the Commission over authority of AE Supply to engage in certain guarantee and other transactions that are necessary in connection with implementing Applicants' overall program for returning to financial health and compliance with the Commission's capitalization requirements. In the Capitalization Order the Commission reserved jurisdiction over the financing authorizations granted in the Financing Order, if at such time the Applicants' capitalization did not meet the Common Equity Conditions. Applicants request that the Commission release jurisdiction over $328 million of the Aggregate Guarantee Limitation, which AE Supply will utilize to undertake the guarantee obligations in connection with the asset sales by Allegheny Energy Supply Conemaugh, LLC, Allegheny Energy Supply Hunlock Creek, LLC, and Allegheny Trading Finance Company summarized below.4 In addition, Applicants seek authority for Allegheny Trading Finance Company and Allegheny Energy Supply Development Services, LLC to dividend to AE Supply proceeds of certain asset sales, as described below.

_______________
4 To date, Allegheny and its subsidiaries have used only $42.6 million of $3 billion Aggregate Guarantee Limitation.


         i.    Conemaugh Guarantees

         On February 25, 2003, AE Supply and its wholly-owned subsidiary, Allegheny Energy Supply Conemaugh, LLC ("AE Supply Conemaugh"), an exempt wholesale generator ("EWG") under the Act, entered into an agreement (the "Conemaugh Agreement") to sell AE Supply Conemaugh's 83-megawatt ("MW") share of the 1,711-MW coal-fired Conemaugh Generating Station (the "Conemaugh Interest"), located near Johnstown, Pennsylvania, to UGI Development Company ("UGI Development"), an indirect, wholly owned subsidiary of UGI Corp. ("UGI"). The agreed upon sale price was approximately $51.25 million, subject to a $3-million credit in favor of UGI Development. That sale supplied, and the return of the aggregate $6 million placed into two escrows (as discussed below) will supply, cash needed to reduce debt and is part of Allegheny's overall plan to return to financial health.

         Under the Conemaugh Agreement, AE Supply and AE Supply Conemaugh agreed, jointly and severally, to indemnify UGI Development, its affiliates, and their respective directors, officers, employees, agents and representatives (collectively, the "UGI Parties") against certain losses arising in the event of a breach of the Conemaugh Agreement. Any requirement that AE Supply in fact indemnify a UGI Party under its joint and several obligations for a breach by AE Supply Conemaugh would represent a guarantee of the obligations of its subsidiary, which would be contrary to the Capitalization Order as long as the capitalization standards set forth in that order are not met. In addition, although the sale of the Conemaugh Interest resulted in AE Supply Conemaugh exiting the generation business, to the extent it retains EWG status, indemnification of its obligations by AE Supply also could have been viewed as an additional investment in an EWG. Such additional investments would be contrary to the Capitalization Order as long as the Common Equity Conditions are not met.

         For these reasons, the parties amended the Conemaugh Agreement to delete all obligations of AE Supply to indemnify the UGI Parties for losses arising out of breaches of the Conemaugh Agreement by AE Supply Conemaugh. The sale price for the amended transaction was $51.25 million, without a $3-million credit for UGI Development. The parties agreed that $5 million of the sale price for the Conemaugh Interest would be placed into escrow until the earlier of (i) such time as AE Supply entered into an agreement to guarantee AE Supply Conemaugh's indemnification obligations (the "Conemaugh Obligations") and an agreement to guarantee the Hunlock Obligation (as defined below in Item I.D.ii.) or (ii) April 15, 2006 (the "Escrow Termination Date"). Prior to the Escrow Termination Date, UGI will be entitled to distributions in accordance with the Conemaugh Obligations or the Hunlock Obligation. Furthermore, the parties entered into an agreement (the "Filing Agreement") to require AE Supply to file with the Commission for authority to guarantee the Conemaugh Obligations and the Hunlock Obligation within 60 days of the closing (June 26, 2003) of the sale of the Conemaugh Interest. AE Supply deposited $1 million into an escrow to guarantee its obligation to file with the Commission pursuant to the Filing Agreement. The parties also agreed that AE Supply would enter into an agreement to guarantee the Conemaugh Obligations and the Hunlock Obligation upon receipt from the Commission of authority under the Act to do so.

         Applicants therefore are requesting that the Commission authorize AE Supply to guarantee those obligations. Such authority is appropriate because the burden of undertaking this guarantee obligation easily is offset by the benefits the Allegheny system currently derives through the sale of the Conemaugh Interest and will derive from the receipt of the portion of the sale price currently held in escrow.

         The indemnification obligations that AE Supply would guarantee are customary obligations of sellers of assets of this type. They fall into four broad classes, viz., obligations to indemnify for losses arising out of: (i) breaches by AE Supply Conemaugh of its obligations under any of its covenants or agreements contained in the Conemaugh Agreement or the agreement relating to the Hunlock facility described below; (ii) breaches by AE Supply Conemaugh of its representations and warranties made in the Conemaugh Agreement, (iii) certain liabilities or obligations of AE Supply Conemaugh or associated with its ownership of the Conemaugh Interest, and (iv) the failure of AE Supply Conemaugh to comply with the provisions of any applicable bulk sales or transfer laws. The general substance of these obligations is summarized briefly below.5

________________
5 It should be noted that many of these representations and warranties extend only to matters that would have a material adverse effect if untrue or breached. The list presented in this Amendment, while covering most major issues, is not exhaustive in every respect, but rather is intended to inform the Commission of the general nature of the obligations for which guarantee authority is sought.


         (a) AE Supply Conemaugh's obligations under the covenants or agreements it has entered into under the Conemaugh Agreement overlap to some degree with the other categories of obligations described here. To the extent they do not overlap, they include duties to transfer the Conemaugh Interest pursuant to the terms of the Conemaugh Agreement; to make certain adjustments related to emissions allowances; to deliver various legal documents and instruments related to the Conemaugh Interest, such as a bill of sale, consents and waivers, and deeds; and to take no action that would adversely affect the Conemaugh Interest prior to closing and otherwise cooperate with and provide information to UGI Development prior to closing.

         (b) AE Supply Conemaugh's representations and warranties set forth in the Conemaugh Agreement include the following: that it is duly organized, validly existing, and in good standing under Delaware law and has all requisite power and authority to own its property and conduct its business; that it has power and authority to execute and consummate the Conemaugh Agreement; that it has valid title to the Conemaugh Interest; that its entering into the Conemaugh Agreement does not conflict with applicable laws or require governmental approvals that have not been obtained; that it is in compliance with necessary approvals and applicable laws; that no material adverse effect had occurred to the Conemaugh Interest; that there are no claims or proceedings against or related to AE Supply Conemaugh, or the Conemaugh Interest; there are no tax liens on the Conemaugh Interest; and AE Supply Conemaugh has not made false or misleading statements or failed to provide necessary information related to the transfer of the Conemaugh Interest.

         (c) The liabilities or obligations of AE Supply Conemaugh or associated with its ownership of the Conemaugh Interest that would be guaranteed by AE Supply include liabilities or obligations in respect of any assets other than the Conemaugh Interest; any tax liabilities or obligations associated with the Conemaugh Interest; environmental liabilities of AE Supply Conemaugh or its affiliates; liabilities or obligations relating to any personal injury or claims under employment law relating to the Conemaugh Interest; contract liabilities and obligations; and payment obligations for goods and services.

         (d) AE Supply Conemaugh's obligations and liabilities arising under bulk sales and transfer laws concern claims of creditors in connection with transfers of a major part of AE Supply Conemaugh's business. (In most states these matters are dealt with under Article 6 of the Uniform Commercial Code.)

         Although this list of obligations and liabilities that AE Supply would guarantee appears extensive, it is typical of the guarantee or indemnification obligations that parent companies normally provide in a commercial context. In addition, AE Supply Conemaugh only has an obligation to indemnify UGI Parties to the extent the UGI Parties' losses subject to indemnification exceed $500,000; however, this limitation on indemnification does not apply to losses related to breaches of AE Supply Conemaugh's representations and warranties regarding title to the Conemaugh Interest or to breaches of its covenants or agreements. The Conemaugh Obligations to be guaranteed by AE Supply is not subject to a cap. The nature of the obligations and liabilities that AE Supply proposes to guarantee, although not subject to exact quantification, suggests that total payments with respect to the Conemaugh Obligations would not exceed $10 million. Applicants submit that the undertaking by AE Supply of the proposed guarantee obligations is partially mitigated and that the remaining risk is outweighed by the benefits that will accrue to the Allegheny system through the return of the escrowed funds and the use of the escrowed funds to reduce debt.

         ii.      Hunlock Guarantees

         Pursuant to the Filing Agreement, AE Supply agreed to seek authority from the Commission to guarantee certain obligations of Allegheny Energy Supply Hunlock Creek, LLC ("AE Supply Hunlock"), an EWG and wholly-owned subsidiary of Allegheny. AE Supply Hunlock owns a 50 percent general partner interest in Hunlock Creek Energy Ventures (the "Hunlock Partnership"), which also is an EWG. UGI Hunlock Development Company ("UGI Hunlock") owns the remaining partnership interests in the Hunlock Partnership. The Hunlock Partnership owns a 44 MW combustion turbine generator and a 48 MW coal-fired generation facility known as the Hunlock Creek Electric Generating Station located in Hunlock Creek, Pennsylvania (the "Hunlock Power Station").

         In entering into the Hunlock partnership agreement (the "Hunlock Partnership Agreement"), AE Supply Hunlock and UGI Hunlock granted to each other certain put and call options, which, among other things, gave UGI Hunlock the right, for five years from the date of the agreement (December 8, 2000) to cause AE Supply to purchase the combustion turbine and/or the Hunlock Power Station from the Hunlock Partnership for a purchase price of $15 million plus the value of all the Hunlock Power Station's inventory, and a price for the combustion turbine equal to its then current book value. The current combined price for the combustion turbine and the Hunlock Power Station is estimated at approximately $41 million, which exceeds the current estimate of the fair market value of this property. This price will change over time as a result of depreciation of the combustion turbine and changes in inventory levels. The Hunlock Partnership Agreement also gave AE Supply Hunlock the right to require the Hunlock Partnership to sell the Hunlock Power Station (but not the combustion turbine) to AE Supply at any time following the failure of UGI Hunlock to participate in certain expansion projects. Because AE Supply Hunlock, not AE Supply, was the signatory to the Hunlock Partnership Agreement, a bona fide dispute arose concerning which company - AE Supply Hunlock or AE Supply - had the rights and obligations under the Hunlock Partnership Agreement.

         AE Supply and AE Supply Hunlock sought to extend the terms of the put and call options under the Hunlock Partnership Agreement, which currently are exercisable, and to clarify that AE Supply Hunlock, not AE Supply, would be the obligor on the put option (the "Hunlock Obligation"). They also agreed that AE Supply would guarantee the Hunlock Obligation upon receipt from the Commission of authority under the Act to do so. The put and call options were therefore amended to provide that they could be exercised only for ninety days following January 1, 2006, with AE Supply Hunlock confirmed to be the obligor under the put option. AE Supply paid $3 million to UGI Development (UGI Hunlock's parent) in exchange for UGI Development and UGI Hunlock releasing AE Supply from any current obligation it had under the put option pursuant to the Hunlock Partnership Agreement. In addition, UGI Hunlock and AE Supply Hunlock agreed to extend the terms of the put and call options pursuant to the Hunlock Partnership Agreement and clarify that AE Supply Hunlock would be the obligor under the Hunlock Partnership Agreement.

         Applicants therefore request authority for AE Supply to guarantee AE Supply Hunlock's obligations under the Hunlock Obligation. While the Hunlock Obligation to be guaranteed by AE Supply is not capped as to amount, it is limited by the terms of the put option and the value of the underlying assets, as described above, and it is unlikely to exceed $45 million. Entering into this guarantee will allow AE Supply to maximize the proceeds from the sale of the Conemaugh Interest.6 Depending upon market prices for generating plants in 2006, AE Supply could be called upon to perform AE Supply Hunlock's obligations to purchase the combustion turbine and the Hunlock Power Station at a price that would be greater than their then current market value.

         iii.     West Book Guarantees and Dividend Authority

         As noted above, AE Supply and its subsidiary ATF have entered into a Purchase and Sale and Assignment and Assumption Agreement ("PSAA Agreement") dated July 25, 2003, under which ATF will sell the CDWR Contract to Aron for $405 million, subject to certain adjustments based on conditions at closing.7 As discussed in the Trust Preferred Securities Application, sale of the West Book assets is a major component of the Applicants' overall strategy to improve their financial condition and return to a capital structure that is consistent with Commission policy.

_______________
6 As noted above in Item I.D.i, the $5 million of the sale price for the Conemaugh Interest placed into escrow will be released on the earlier of (i) such time as AE Supply entered into an agreement to guarantee A Supply Conemaugh's indemnification obligations and an agreement to guarantee the Hunlock Obligation or (ii) April 15, 2006. Thus the guarantee of AE Supply Hunlock's obligations under the Hunlock Obligation is a precondition to an expeditious release from escrow of the $5 million of the proceeds of the sale of the Conemaugh Interest.

7 The net proceeds from the sale to Aron after certain market adjustment and the removal of certain trading partners was $354.2 million. Twenty percent of that amount, i.e., approximately $71 million has been held in escrow.


                 1.    Guarantee Authority

         AE Supply has agreed in the PSAA Agreement to seek authority from the Commission to guarantee ATF's payment obligations under the PSAA Agreement. ATF was established for the sole purpose of owning the CDWR Contract and performing obligations under that contract. Accordingly, upon the distribution of the proceeds of the sale of the contract from ATF to AE Supply, ATF would be left without resources to meet indemnification obligations, if any arise. ATF's potential payment obligations under the PSAA consist of indemnification paid to Aron and its affiliates for losses they incur arising out of breaches representations, warranties, covenants, agreements and other obligations contained in or connected with the PSAA Agreement. The main representations and warranties of ATF are as follows:

         (a) it is duly organized, qualified to do business, the execution and performance of obligations are duly authorized, and those are binding and enforceable against it;

         (b)      execution delivery and performance of the agreement does not
                  (a) violate any provision of ATF's organizational documents,
                  (b) conflict with or violate any applicable laws, or (c) conflict with any other obligations of ATF;

         (c) necessary governmental approvals have been obtained, with certain exceptions;

         (d) there is no outstanding litigation that reasonably could be expected to have a material adverse effect on the transaction;

         (e)      ATF is in compliance with all applicable laws;

         (f) ATF has all rights, title and interest in, under, and to contracts being sold and is not in material breach of those contracts;

         (g) ATF is in compliance with tax laws, and there are no tax liens on any assets; and

         (h) ATF has provided to Aron true, current and complete copies of each contract.

                  Other obligations of ATF that AE Supply would guarantee include a duty to operate its business prior to closing in accordance with past practice; to provide Aron with access to books and records relating to the contracts and to cooperate in the exchange of information, to use its best efforts to obtain necessary regulatory approvals, to notify Aron of significant changes in facts and circumstances, to pay all taxes attributable to the transfer of the contracts, and to file tax returns relating to the contracts for all periods prior to the closing date. ATF also has agreed to indemnify Aron against losses incurred as a result of certain specified pending class-action litigations relating to wholesale sales of electricity in California, which would be guaranteed by AE Supply under the authority sought in this Amendment. ATF's indemnification obligations are subject to a $2 million deductible. The maximum liability to AE Supply under the guarantee would be an amount equal to the percentage of the total puchase price allocated to the CDWR Contract. The allocated purchase price will not exceed $273 million. Applicants do not believe any indemnification obligation is likely to arise.8 Under the PSAA, until AE Supply receives authority to guarantee ATF's obligations under the PSAA, 20 percent of the proceeds of the West Book sale (approximately $71 million) will be held in escrow to support ATF's indemnity obligation and will be unavailable to reduce debt at AE Supply.

________________
8 AE Supply applied a discounted probability weighted average cash flow approach to the maximum potential liability under this indemnification to determine the value associated with this indemnification. As a result, AE Supply recorded a liability of $2.7 million associated with this indemnification on its consolidated balance sheets. Applicants seek authority for AE Supply to guarantee the full allocated purchase price of $273 million because AE Supply has agreed in the PSAA Agreement to seek authority from the Commission to guarantee ATF's payment obligations under the PSAA Agreement. AE Supply therefore needs to assure that all of its formal legal obligations would comply with all statutory requirements if performance were required, even though it has concluded that performance is not likely.


                  2.       Dividend Authority

         Finally, Applicants seek authority for ATF to dividend to AE Supply up to the full amount of the cash proceeds of the sale of the CDWR Contract, and amounts subsequently receievd by ATF in connection with certain power sales transactions which are no longer ongoing out of capital. The CDWR Contract is ATF's only significant asset, and following completion of its sale, ATF will not engage in other business activities. The dividends themselves are necessary to allow AE Supply ultimately to reduce debt and fully implement its plans for returning to financial health and compliance with the Commission's capitalization requirements. The proposed dividends therefore are fully consistent with Section 12(c) of the Act. The dividend amount will be approximately $150 million.

         Finally, AESDS, which engages in generation facility development, has entered into an agreement to sell a combustion turbine currently held in inventory for a purchase price of $8 million, subject to certain adjustments. This turbine does not constitute "utility assets," as defined in Section 2(a)(18) of the Act.9 Applicants request authority for AESDS to dividend up to the full amount of the proceeds of this sale to AE Supply, which will use these proceeds for general corporate purposes and to enhance its liquidity. Applicants expect that AESDS will conduct no further business following completion of the asset sale and the dividending of the proceeds of the sale to AE Supply. The aggregate amount of dividend authority sought in this Amendment is therefore $158 million.


______________
9 The turbine was acquired directly from the manufacturer, Pratt & Whitney, and has never been installed in a facility and made operational.


E.   Commission Precedent

         Applicants presented in Trust Preferred Securities Application a detailed interpretation of the Commission's policy of requiring registered holding companies to maintain a common equity ratio of at least 30 percent. That discussion applies equally to the requests made in this Amendment, and Applicants incorporate that analysis here by reference. By way of summary, Applicants note only that the Commission has interpreted its policy flexibly, especially when approving transactions that are part of a program implemented to return a registered holding company to financial health. The authority that Applicants are requesting in this Amendment is necessary to implement their overall program for returning their common equity to a level of at least 30 percent. Approval of the requests made in this Amendment is warranted for the same reasons as those set forth by the Commission in the July 23 Order.

     (1)   Issuance of Guarantees

         Although performance guarantees do not fall within one of the classes of guarantees specifically mentioned in the definition of "security" found in
Section 2(a)(16) of the Act, the Commission has long treated performance guarantees as securities subject to Sections 6 and 7 of the Act. At the same time, however, the Commission has frequently acknowledged that performance guarantees cannot be viewed as completely analogous to guarantees of the securities specifically enumerated in Section 2(a)(16), i.e., guarantees of traditional financial instruments. In particular, the Commission has acknowledged that performance guarantees "are not capable of exact quantification."10 For that reason, the Commission authorizes registered holding companies to "determine the exposure under a guarantee for purposes of measuring compliance with [an overall guarantee authorization limit] by appropriate means, including estimation of exposure based on loss experience or potential payment amounts."11

         The performance guarantees for which Applicants seek authorization are extremely common for commercial transactions such as those discussed in this Amendment. Most of those guarantees relate to matters that by and large do not involve risks that arise out of market fluctuations. The relevant risks generally can be assessed through normal document review. For example, a company that agrees to guarantee its subsidiary's indemnification obligation relating to a representation it has valid title property being transferred generally is in a better position to assess the risk that it will be required to perform on the guarantee than is a company that agrees to guarantee a subsidiary's obligations that can be affected by market conditions, e.g., payment obligations. Applicants therefore submit that the guarantees AE Supply proposes to enter into are entirely appropriate and do not create unnecessary risks. On the contrary, they are essential to the Applicants' overall plan for returning to financial health., and the benefits they create greatly outweigh any potential risks.

(2)   Payment of Dividends

         Section 12(c) of the Act makes it unlawful for any registered holding company to declare or pay a dividend in contravention of rules, regulations or orders the Commission may prescribe "to protect the financial integrity of companies in holding company systems, to safeguard the working capital of public utility companies, to prevent the payment of dividends out of capital or unearned surplus, and to prevent the circumvention of the provisions of the Act." Rule 46 under the Act prohibits a registered holding company from "declar[ing] or pay[ing] any dividend on any security . . . out of capital or unearned surplus" without Commission authorization.

______________
10 CenterPoint Energy, Inc., et al., Holding Co. Act Release No. 27692 (June 30, 2003).

11     Id.


         The Commission considers a number of factors when determining pursuant to Section 12(c) whether to permit a company in a registered holding company system to pay dividends out of capital and unearned surplus.12 Factors the Commission has considered have included: (i) the asset value of the company in relation to its capitalization; (ii) the company's prior earnings;
(iii) the company's current earnings in relation to the proposed dividend; and
(iv) the company's projected cash position after payment of a dividend.13 In addition, the dividend payment must be "appropriate in the public interest" and in the best interests of the security holders.14 The Commission has authorized the payment of dividends out of capital on a number of occasions. For example, in Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), the Commission authorized Eastern Utilities Associates ("EUA"), a registered holding company, to pay dividends out of capital and/or unearned surplus. Among the facts that the Commission noted was that EUA had incurred losses from a failed investment in the Seabrook Nuclear Power Generation Project and EUA Power Corporation, a wholly owned subsidiary of EUA, had filed for voluntary bankruptcy. The Commission determined that EUA had a "long and generally favorable history of prior earnings," "its current earnings will be sufficient to support its 1991 forecasted dividend," EUA's "current cash position is adequate," and "its projected cash position after paying the proposed 1991 dividends should continue to be adequate to meet the demands of the operating utility companies."15

______________
12     See Standard Power and Light Corp., 35 S.E.C. 440, 443 (1953).

13 See, e.g., International Utils. Corp., 5 S.E.C. 403 (1939); United Light and Power Co., 18 S.E.C. 336 (1948); General Gas & Elec. Corp., 20 S.E.C. 485 (1945).

14 Commonwealth & So. Corp., 13 S.E.C. 489, 492 (1943); see also People Light and Power Co., 14 S.E.C. 555, 563 (1943).

15 See also Xcel Energy Inc., et al, Holding Co. Act Release No. 27681 (May 29, 2003)


         Applicants noted in the Trust Preferred Securities Application that they believe the fair market value of their assets exceeds their liabilities and that the strength of AE Supply's underlying assets will provide improved financial performance in the future. As described in the Trust Preferred Securities Application, their current difficulties are rooted in liquidity problems that are traceable to events in Western power markets. The proposed dividends are simply a step that is part of the sale of the West Book described in that application. The affect the proposed dividends will have on ATF is a secondary consideration, as the purpose of those dividends is directly related to restructuring that company's operations and its disengagement from the energy trading business.

F.    Importance of Continuing Implementation of Financial Recovery Plans

         Applicants described their current liquidity problem at some length in Trust Preferred Securities Application. They also noted that their ability to avoid bankruptcy depends in part on receiving from the Commission authorizations to engage in transactions that are part of management's overall plan for returning to financial health and common equity ratios for the Applicants of at least 30 percent. Issuance of the securities described in the Trust Preferred Securities Application has allowed Applicants to make progress in implementing that plan. The Transactions described in this Amendment are essential for continuing that progress and eliminating completely all vestiges of the problems that raised the possibility of bankruptcy. As explained more fully in Trust Preferred Securities Application, bankruptcy creates both known and unknown risks of increased costs, business disruptions, regulatory unease, departure of valuable employees and lost customers and other business opportunities. It creates uncertainty about the status of AE Supply's agreements to sell power to Allegheny's state regulated public utilities which are necessary for them to meet their obligations to customers. In addition, a bankruptcy proceeding could disrupt the relationships between the Operating Companies and the other Allegheny system companies. Because of the financial position of AE Supply (i.e., the fair value of its assets exceed its liabilities), a bankruptcy proceeding in which Allegheny or AE Supply is a debtor would not be expected to provide any benefit to the creditors of AE Supply or Allegheny and could be a significant detriment to the shareholders of Allegheny.

         As noted in the Trust Preferred Securities Application, while Applicants fully intend to use their best efforts to implement the program for returning to financial health outlined in this Amendment, events that lie outside their control could undermine their plans to stabilize their liquidity position to permit execution of their business plan for recovery.

G.    Reporting Requirements

         Applicants submit that the filing obligations set forth in the Financing Order and the July 23 Order are sufficient to keep the Commission fully informed about the transactions for which authorization is sought in this Amendment

ITEM 2.  Fees, Commissions and Expenses

         The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will be approximately $25,000.

ITEM 3.  Applicable Statutory Provisions

         A.    General

         Sections 6(a), 7, 9, and 12(c) of the Act and Rules 46 and 54 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         Applicants respectfully submit that the authorization requested by the Applicants in this Amendment is in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

         B.    Rule 54 Analysis

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

         Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of September 30, 2003, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $185 million. These investments by Allegheny were made in compliance with the Original Financing Order.

         As discussed above, Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's financial statements, as of September 30, 2003, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.16

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

         None of the circumstances described in 53(b)(1) have occurred.

         The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

         Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment, Allegheny requests Commission approval of certain financing transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and the Operating Companies. As shown by Exhibit H, the proposed transaction will provide the Allegheny system, including AE Supply, with sufficient liquidity to meet its immediate financial needs, including required debt amortization.

         Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.17 Furthermore, the common equity ratios of the Operating Companies will not be effected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

________________
16 As of September 30, 2003, Allegheny had a consolidated common equity ratio of 20.9 percent and AE Supply had a consolidated common equity ratio of 15.71 percent.

17 The common equity ratios of the Operating Companies as of September 30, 2003 are as follows: West Penn: 48 percent; Potomac Edison: 48 percent; and Monongahela Power: 37 percent.


ITEM 4.  Regulatory Approvals

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions for which authority is sought in this Amendment.

ITEM 5.  Procedure

         The Commission published a notice of this filing on September 23, 2003. That notice specified October 17, 2003 as the date by which comments may be entered. No comments were entered. Applicants request that the Commission issue an order granting this Amendment by January 30, 2004.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  Exhibits and Financial Statements

A.       Exhibits

F-1      Form of Preliminary Opinion of Counsel (previously filed).

F-2      Past tense opinion of counsel (to be filed by amendment)

G        Proposed Form of Notice (previously filed)

B.       Financial Statements

         1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267)

         1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267)

         1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2002 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2002, File No. 333-72498)

         1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2002 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2002, File No. 333-72498)

         2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267)

         2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended March 31, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267)

         2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 333-72498)

         2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 333-72498)

         2.5 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-267) (to be filed by amendment)

         2.6 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended June 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-267)

         2.7 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of June 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 333-72498)

         2.8 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended June 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 333-72498)

         2.9 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 1-267)

         2.10 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended September 30, 2003
                  (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 1-267)

         2.11 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of September 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 333-72498)

         2.12 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended September 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2003, File No.
                  333-72498)


ITEM 7.       Information as to Environmental Effects

                  (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

                  (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 3, 2004

                                          Allegheny Energy, Inc.
                                          Allegheny Energy Supply Company, LLC


                                          By:    /s/ David B. Hertzog
                                          Title: General Counsel